CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Equal Energy Ltd. (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 23, 2011 for the year ended December 31, 2010, which document makes reference to our firm and our report dated February 9, 2011, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2010.

Signed "P.A. Welch"

P.A. Welch, P. Eng.
President & Managing Director
McDaniel & Associates Consulting Ltd.
Calgary Alberta Canada
March 23, 2011